Exhibit 12

CF INDUSTRIES HOLDINGS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
(Dollars in millions)	2011		2010		2009		2008		2007

Pretax earnings from continuing operations	$2,645.6		$687.7		$695.6		$1,175.4		$625.9
Plus:
Fixed charges	229.7		260.3		6.7		6.9		6.1
Distributed income of equity investees	130.2		2.2		—		—		—
Amortization of capitalized interest	3.9		3.8		3.3		3.6		3.2
Less: preference security dividends of Terra Nitrogen Company, L.P.	(64.1)		(23.1)		—		—		—
Capitalized interest	(7.9)		(7.6)		—		—		—

Earnings for fixed charge coverage ratio calculation	$2,937.4		$923.3		$705.6		$1,185.9		$635.2

Fixed charges
Interest expensed (a)	$147.2		$221.3		$1.5		$1.6		$1.7
Capitalized interest	7.9		7.6		—		—		—
Estimated interest in rent expense (b)	10.5		8.3		5.2		5.3		4.4
Preference security dividends of Terra Nitrogen Company, L.P.	64.1		23.1		—		—		—
	$229.7		$260.3		$6.7		$6.9		$6.1

Ratio of earnings to fixed charges	12.8	x	3.5	x	105.3	x	171.9	x	104.1	x

(a)   Including amortized premiums, discounts, and capitalized expenses related to indebtedness.

(b)   Assumes that the interest component is 13% of total rent expense in 2011 and 2010 and 14% in all prior years.